SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                        Salem Corporation
- ----------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $0.50 par value
- ----------------------------------------------------------------
                 (Title of Class of Securities)

                            79409910
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                         (CUSIP Number)

                         Richard H. Rowe
1233 - 20th Street, N.W., Washington, D.C.  20036  (202) 416-6820
- ----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 5, 1995
- ----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 79409910                13D   Page 2 of 4 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     George H. Heyman, Jr., as Voting Trustee

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) / /
                                                       (b) / /

3    SEC USE ONLY

4    SOURCE OF FUND*

          NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                      / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

               917,633

8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER

10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               917,633

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               49.2%

14   TYPE OF REPORTING PERSON*

               IN




CUSIP No. 79409910                13D   Page 3 of 4 Pages

                     This Amendment amends Item 4

Item 4.   Purpose of Transaction

          By order dated June 30, 1995, filed in the Clerk's
Office July 5, 1995, the Court provided that:

               George Heyman, Jr., the court appointed
          Trustee in the Final Judgment entered herein on December 29, 1993, has asked for guidance on the construction of the Court's March 2, 1994 Trust Order. The question arises in connection with the potential sale of Salem Corporation ("Salem"), a public company that was controlled by defendant Victor Posner at the time judgment was entered.
          It is hereby

               ORDERED, that as to Salem, and with respect to all proposed transactions that require shareholder approval, including but not limited to mergers, sales of substantially all of the company's assets and all other extraordinary transactions:

               a. The Trustee has, in all cases, the right and the duty to vote Victor Posner's shares proportionately, which Victor Posner may not question;

               b.  Victor Posner is under a duty not to
          instruct, question, or otherwise interfere with the Trustee's proportionate voting of his shares;
          and

               c.  Victor Posner continues to retain the
          right to bid for himself or to make his own offer with respect to any such transaction.

















                               Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement, as amended, is true, complete and correct.

Date:     July 10, 1995


Signature:  /s/ George H. Heyman, Jr.

Name/Title:  George H. Heyman, Jr.,
             as Voting Trustee






































                           Page 4 of 4 Pages